FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, December 28, 2017

FAIRFAX ANNOUNCES SUCCESSFUL COMPLETION OF SALE OF FIRST CAPITAL

Toronto, Ontario (December 28, 2017) – Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces the successful completion of the previously announced sale of its 97.7% interest in First Capital Insurance Limited to Mitsui Sumitomo Insurance Company, Limited for a cash purchase price of US$1.6 billion.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:   John Varnell, Vice President, Corporate Development, at  (416) 367-4941